UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2007
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York State Electric & Gas Corporation
  Tax Deferred Savings Plan for Hourly Paid Employees
P.O. Box 3287
Ithaca, New York 14852-3287

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2007 and 2006 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Date: June 27, 2008	By /s/ Richard R. Benson Richard R. Benson Committee Member
Date: June 27, 2008	By /s/ Robert D. Kump Robert D. Kump Committee Member
Date: June 27, 2008	By /s/ Joseph Syta Joseph Syta Committee Member
Date: June 27, 2008	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

NEW YORK STATE ELECTRIC & GAS CORPORATION
TAX DEFERRED SAVINGS PLAN FOR HOURLY PAID EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
New York State Electric & Gas Corporation
   Tax Deferred Savings Plan for Hourly Paid Employees

We have audited the accompanying statements of net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 26, 2008

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Cash and cash equivalents	$ -	$ 336,104
Registered investment companies	99,608,936	150,937,986
Common and collective trusts	63,905,027	-
Energy East Corporation Stock Fund	44,783,029	42,931,514
Stable Value Fund	19,851,262	18,702,543
Participant loans	4,247,191	3,727,420

	232,395,445	216,635,567

Receivables:
Contributions Receivable	202,057	171,859

Net assets reflecting all investments at fair value	232,597,502	216,807,426

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	559,201	309,766

Net assets available for benefits	$233,156,703	$217,117,192

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income:
Net appreciation in fair value of investments	$ 7,647,149	$ 18,155,395
Interest and dividends	11,376,053	8,498,610

	19,023,202	26,654,005

Contributions:
Participant	12,118,053	12,253,041
Employer	1,354,685	1,340,619
Transfers from other qualified plans	284,321	-

	13,757,059	13,593,660

Total additions	32,780,261	40,247,665

Deductions:
Benefits paid to participants	16,740,750	13,446,551
Transfers to other qualified plans	-	85,042

Total deductions	16,740,750	13,531,593

Net increase	16,039,511	26,716,072
Net assets available for benefits: Beginning of year	217,117,192	190,401,120

End of year	$233,156,703	$217,117,192

See notes to financial statements.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN

The following description of the New York State Electric & Gas Corporation (Company) Tax Deferred Savings Plan for Hourly Paid Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective January 1, 1986 by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering hourly paid employees of the Company as well as hourly paid employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An hourly paid employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 31 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts. Participants can direct the investment of their contributions into various investment options offered by the Plan.

Participant contributions range from 1% to 50% of the participant's eligible base compensation and may include overtime pay if a participant so elects and are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $5,000 in 2007 and 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 25% of the participant's contributions to any investment option (up to 1.5% of the participant's annual base compensation as of the first day of the year). (See Note 4.)

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN (Continued)

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other available investment options within the Plan.

Benefit Payments

Upon termination a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's Administrative Committee and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first day of the month in which the loan is issued plus 1%. Interest rates on loans outstanding at year end range from 5.00% to 9.25% for 2007 and from 5.00% to 10.50% for 2006. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. Units in common and collective trusts are valued based on the net asset value of units held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchase and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities offered by the Plan. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Accounting Principles Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157. Changes from current practice that will result from the application of Statement 157 relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute, but does not require any new fair value measurements. The Plan will adopt Statement 157 in 2008; the adoption is not expected to significantly affect the Plan's net assets or change in net assets.

3.   INVESTMENTS

A summary of the investments at December 31, 2007 and 2006 is as follows:
	2007

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$ 99,608,936
Common and collective trusts		63,905,027

Stable Value Fund:
Intermediate Bond Fund		19,486,166
Liquidity Fund		365,096
Wrapper contracts	AA	-

		19,851,262

Energy East Corporation Stock Fund		44,783,029
Participant loans		4,247,191

Total		$232,395,445

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)
	2006

	Major Credit Ratings	Investments at Fair Value

Cash and cash equivalents		336,104
Registered investment companies		150,937,986

Stable Value Fund:
Intermediate Bond Fund		18,241,215
Liquidity Fund		461,328
Wrapper contracts	AA-AAA	-

		18,702,543

Energy East Corporation Stock Fund		42,931,514
Participant loans		3,727,420

Total		$216,635,567

Approximately 17% of the underlying investments in the Intermediate Bond Fund have been valued at fair value by the fund advisor at December 31, 2007 and December 31, 2006.

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $559,201 and $309,766 at December 31, 2007 and 2006, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

T. Rowe Price Equity Income Trust	$30,471,945	$ -
Fidelity Diversified International Fund	20,864,854	18,258,209
Energy East Corporation Stock Fund	44,783,029	42,931,514
T. Rowe Price Equity Income Fund	-	31,414,257
JPMCB Intermediate Bond Fund	19,486,166	18,241,215
T. Rowe Price Growth Stock Fund	-	32,611,496
T. Rowe Price Retirement 2015 Fund	13,286,913	11,678,816
T. Rowe Price Growth Stock Trust Class B	33,433,082	-

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2007 and 2006:

	2007	2006

The average yield earned on the investments	4.65%	4.27%

	2007	2006

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.34%	5.09%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the Plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2007 and 2006, as follows:

	2007	2006

Registered investment companies	$ 2,744,545	$ 13,559,243
Stable Value Fund	928,932	819,621
Energy East Corporation Stock Fund	3,973,672	3,776,531

	$ 7,647,149	$ 18,155,395

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

Company contributions to the Energy East Corporation Stock Fund are non-participant directed investments. Information about the net assets at December 31, 2007 and 2006, and the significant components of the changes in net assets for the years ended December 31, 2007 and 2006, relating to the non-participant directed investments is as follows:

	2007	2006

Net Assets:
Energy East Corporation Stock Fund non-participant directed investments	$ 18,706,774	$ 17,648,036

Changes in Net Assets:
Net appreciation in fair value	$ 1,666,755	$ 1,502,628
Interest and dividends	828,075	871,481
Employer matching contributions	1,353,942	1,341,556
Benefits paid to participants	(1,071,107)	(881,085)
Net Transfers	(1,774,358)	(2,718,061)
Net Loan Transactions	55,431	115,698

	$ 1,058,738	$ 232,217

5.   INCOME TAX STATUS

The Company has received its most recent determination letter from the Internal Revenue Service, dated April 14, 2004, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Company will apply for a new determination letter in accordance with the Cycle C determination letter filing period established by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

8.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $559,201 at December 31, 2007 and $309,766 at December 31, 2006. Also, the net increase in net assets available for benefits for 2007 is lower than the related amount reported in the financial statements by $249,435.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Notes to Financial Statements
December 31, 2007 and 2006

9.   PENDING MERGER OF ENERGY EAST

On June 25, 2007, Energy East announced that it had entered into a Merger Agreement with Iberdrola, a corporation organized under the laws of the Kingdom of Spain, and Green Acquisition Capital, Inc., a New York corporation that is a wholly-owned subsidiary of Iberdrola. On November 20, 2007, Energy East shareholders approved the Merger Agreement.

The Merger Agreement provides for a business combination whereby Energy East and its subsidiaries would become wholly-owned subsidiaries of Iberdrola and each outstanding share of Energy East common stock will be converted into the right to receive $28.50 per share in cash, without interest. Consummation of the Merger is subject to customary conditions, including the absence of injunctions or restraints imposed by governmental entities, the receipt of required regulatory approvals and the absence of any material adverse event that would reasonably be expected to have a material adverse effect on Energy East.

To date, all regulatory approvals have been received except approval from the New York Public Service Commission. Energy East expects the Merger to be completed in mid 2008. Until the Merger is completed, Energy East will continue to operate as a separate company.

New York State Electric & Gas Corporation
Tax Deferred Savings Plan for Hourly Paid Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2007

	Identity of Issue	Description of Investment	Current Value
*	JPMCB Intermediate Bond Fund	Commingled Fund	$19,486,166
*	JPMCB Liquidity Fund	Commingled Fund	365,096
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	_

	Subtotal Stable Value Fund		19,851,262

	Pimco Total Return Fund	Registered Investment Company	10,674,070
	Domini Social Equity Class R	Registered Investment Company	441,009
	Fidelity Diversified International Fund	Registered Investment Company	20,864,854
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	1,972,751
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	2,197,296
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	10,671,410
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	13,286,913
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	10,758,145
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	5,644,998
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	5,395,285
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	1,924,863
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	1,302,435
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	95,365
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	148,523
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	17,754
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	3,406,069
	Vanguard Explorer	Registered Investment Company	6,839,658
	Vanguard Institutional Index Fund	Registered Investment Company	3,967,538
*	T. Rowe Price Equity Income Trust	Common and Collective Trust	30,471,945
*	T. Rowe Price Growth Stock Trust Class B	Common and Collective Trust	33,433,082
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	44,783,029
*	Loan Fund	Participant Loans (5.00% - 9.25%)	4,247,191

	Total		$ 232,395,445

*	Party-in-interest